Exhibit 21

Subsidiaries of Western Capital Resources, Inc.

The following are subsidiaries of Western Capital Resources, Inc.:

State of Incorporation
Wyoming Financial Lenders, Inc.	Wyoming
PQH Wireless, Inc.	Nebraska